UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves revision of LPG pricing policy

Rio de Janeiro, August 5, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that its Executive Board has approved revision of its LPG pricing policy for residential use, sold for bottling in cylinders of up to 13 kg, including smaller capacity cylinders, such as 5 kg and 8 kg, which meet the demand for lower volumes.

Prices charged by the company will adopt the import parity price (IPP) as reference, similar to the industrial/commercial LPG, which includes the price of LPG in the international market (Gulf of Mexico, for example) plus maritime freight costs, internal transportation expenses, and a margin to offset the risks associated with the operation.

This will allow for a greater alignment of prices of industrial/commercial and residential LPG bottled in cylinders of up to 13 kg (P13), but still complying with Resolution 4/2005 of the National Council of Energy Policy (CNPE), which “recognizes – as of interest to the national energy policy – the sale, by producer or importer, of liquefied petroleum gas (LPG), intended solely for residential use in transportable containers weighing up to 13 kg, at differentiated prices and lower than those charged for other uses or stored in containers of different capacities.”

Prices of LPG for industrial use and P13 were adjusted today and are now priced R$1,950.8/ton and R$1,850.8/ton, respectively. These values represent average reductions of -13.4% in the price of industrial LPG and -8,2% in the price of cylinders of up to 13 kg.

In the new LPG pricing policy, adjustments are now made without defined periodicity, according to market conditions and analysis of internal and external environments.

These changes extinguish the offset mechanism for the price of bottled LPG in cylinders of up to 13 kg, provided for in the policy disclosed on 01-18-2018, which considered the moving average of prices of the last 12 months.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer